Exhibit 99.1

ICON plc

Unaudited non-consolidated non-statutory interim financial statements

For the period from 1 January 2024 to 5 March 2025

Registered number: 145835

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited non-consolidated non-statutory interim financial statements (‘unaudited interim financial statements’)

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Directors and other information

Directors	Ciaran Murray (Irish – Chair)
Dr. John Climax (Irish – Non-Executive)
Dr. Steve Cutler (Australian – Chief Executive Officer)
Dr. Linda Grais (American – Non-Executive)
Eugene McCague (Irish – Non-Executive)
Rónán Murphy (Irish – Non-Executive)
Julie O’Neill (Irish – Non-Executive)
Anne Whitaker (American – Non-Executive)

Secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Solicitors	A & L Goodbody LLP
International Financial Services Centre
3 Dublin Landings
North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
32 Old Slip
New York
NY 10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
3100 Lake Drive
Citywest Business Park
Dublin 24

Bankers	Citibank
Canada Square Canary Wharf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
383 Madison Avenue
New York
NY 10179

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Statement of directors’ responsibilities in respect of the unaudited interim financial statements

Interim financial statements are required to be prepared if a distribution would be found to contravene the requirements of section 117 or 1082 of the Companies Act 2014, if reference were made only to the Company’s last statutory financial statements.

Interim financial statements must be properly prepared in accordance with the Companies Act 2014, subject only to matters which are not material for the purposes of determining, by reference to the profits, losses, assets, liabilities, provisions, share capital and reserves as stated in such financial statements whether that distribution would be a contravention of section 117 or 1082 of the Companies Act 2014.

Consequently in preparing these interim financial statements, the directors are required to:

•select suitable accounting policies and then apply them consistently;
•make judgements and estimates that are reasonable and prudent;
•state whether applicable Accounting Standards and Irish law have been followed, subject to departues that are not material for the purposes of determining the distributable reserves position of the Company;
•assess the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and enable them to ensure that its statutory financial statements, should they be required and which would be prepared separately, comply with the Companies Act 2014. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

On behalf of the Board

Rónán Murphy	Steve Cutler	10 March 2025
Director	Director

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of profit and loss
for the period ended 1 January 2024 to 5 March 2025

		Period ended 1 January 2024 to 5 March 2025	Year Ended 31 December 2023
	Note	$’000	$’000

Revenue	2	49,264	64,713
Direct costs		(35,308)	(47,893)

Gross profit		13,956	16,820

Other operating expenses		(22,502)	(26,035)

Operating loss		(8,546)	(9,215)

Income from shares in group undertakings	3	681,247	-
Finance income	4	3,633	1,087
Finance expense	5	(264)	-

Profit / (loss) on ordinary activities before taxation		676,070	(8,128)

Tax on profit / (loss) on ordinary activities	7	(11,320)	(830)

Profit / (loss) for the financial period / year		664,750	(8,958)

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of comprehensive income
for the period ended 1 January 2024 to 5 March 2025

		Period ended 1 January 2024 to 5 March 2025	Year Ended 31 December 2023
	Note	$’000	$’000

Profit / (loss) for the financial period / year		664,750	(8,958)

Other Comprehensive (loss) / income
Currency translation differences	17	(333)	1,544
		(333)	1,544

Total comprehensive income / (loss) for the financial period / year		664,417	(7,414)

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of financial position
As at 5 March 2025

	Note	As at 5 March 2025	As at 31 December 2023
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	10	509	311
Right-of-use assets	11	5,628	16
Investment in subsidiaries	12	7,125,001	7,149,445
Intangible assets		14	-
Other non-current asset		-	35
Deferred tax asset	8	388	399
Total non-current assets		7,131,540	7,150,206

Current assets
Other current assets	13	657	1,313
Amounts due from subsidiary undertakings	14	231,912	191,711
Deferred tax asset		-	2
Cash and cash equivalents		250,642	8,433
Total current assets		483,211	201,459

Total assets		7,614,751	7,351,665

EQUITY
Share capital	16	6,589	6,699
Share premium		561,626	523,646
Merger reserve	17	5,656,195	5,656,195
Other undenominated capital	17	1,304	1,162
Share-based payment reserve	17	279,349	282,520
Other reserve	17	27,405	27,405
Foreign currency reserve	17	(113,181)	(112,848)
Retained earnings	17	1,167,498	949,128
Total equity attributable to equity holders		7,586,785	7,333,907

LIABILITIES
Non-current liabilities
Non-current lease liabilities	19	5,579	-
Total non-current liabilities		5,579	-

Current liabilities
Accounts payable		87	269
Amounts due to subsidiary undertakings	14	3,744	798
Accrued and other liabilities	15	7,870	16,517
Current taxes payable		10,686	174
Total current liabilities		22,387	17,758

Total liabilities		27,966	17,758

Total equity and liabilities		7,614,751	7,351,665

On behalf of the Board

Rónán Murphy	Steve Cutler
Director	Director

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of changes in equity
for the period ended 1 January 2024 to 5 March 2025

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Unde- nominated Capital	Share-Based Payment Reserve	Other Reserve	Foreign Currency Reserve	Retained Earnings	Total Equity

		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2024	82,495,086	6,699	523,646	5,656,195	1,162	282,520	27,405	(112,848)	949,128	7,333,907

Profit for the interim period	-	-	-	-	-	-	-	-	664,750	664,750
Other comprehensive loss
Foreign currency translation	-	-	-	-	-	-	-	(333)	-	(333)

Total other comprehensive loss	-	-	-	-	-	-	-	(333)	-	(333)

Total comprehensive income for the period	-	-	-	-	-	-	-	(333)	664,750	664,417

Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	-	50,857	-	-	-	50,857
Exercise of share options	347,891	23	37,980	-	-	-	-	-	-	38,003
Share issue costs	-	-	-	-	-	-	-	-	(22)	(22)
Issue of restricted share units / performance share units	157,479	9	-	-	-	-	-	-	-	9
Repurchase of ordinary shares	(2,179,699)	(142)	-	-	142	-	-	-	(499,998)	(499,998)
Share repurchase costs	-	-	-	-	-	-	-	-	(388)	(388)
Transfer of exercised and expired share-based awards	-	-	-	-	-	(54,028)	-	-	54,028	-

Total contributions by and distributions to owners	(1,674,329)	(110)	37,980	-	142	(3,171)	-	-	(446,380)	(411,539)

Balance at 5 March 2025	80,820,757	6,589	561,626	5,656,195	1,304	279,349	27,405	(113,181)	1,167,498	7,586,785

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Unaudited interim statement of changes in equity
for the year ended 31 December 2023

	Number of shares	Share Capital	Share Premium	Merger Reserve	Other Unde- nominated Capital	Share-Based Payment Reserve	Other Reserve	Foreign Currency Reserve	Retained Earnings	Total Equity

		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2023	81,723,555	6,649	472,723	5,656,195	1,162	326,803	6,071	(114,392)	866,648	7,221,859

Loss for the the year	-	-	-	-	-	-	-	-	(8,958)	(8,958)
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	-	1,544	-	1,544

Total other comprehensive income	-	-	-	-	-	-	-	1,544	-	1,544

Total comprehensive loss for the year	-	-	-	-	-	-	-	1,544	(8,958)	(7,414)

Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	-	47,171	-	-	-	47,171
Exercise of share options	535,705	35	50,923	-	-	-	-	-	-	50,958
Share issue costs	-	-	-	-	-	-	-	-	(16)	(16)
Issue of restricted share units/ performance share units	235,826	15	-	-	-	-	-	-	-	15
Group reorganisation (note 12)	-	-	-	-	-	-	21,334	-	-	21,334
Transfer of exercised and expired share-based awards	-	-	-	-	-	(91,454)	-	-	91,454	-
Total contributions by and distributions to owners	771,531	50	50,923	-	-	(44,283)	21,334	-	91,438	119,462

Balance at 31 December 2023	82,495,086	6,699	523,646	5,656,195	1,162	282,520	27,405	(112,848)	949,128	7,333,907

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies

Reporting entity

ICON public limited company (“ICON plc” and the “Company”) is a public company limited by shares, incorporated, domiciled and registered in the Republic of Ireland. The Company’s registered office is South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland. The Company’s registered number is 145835.

Basis of preparation

These unaudited interim financial statements are not the statutory financial statements of the Company which company law requires to be prepared and laid before the members at an Annual General Meeting. Statutory financial statements, for the year-ended 31 December 2023, have been prepared separately as consolidated financial statements and present information about the ICON group comprising of this Company and its subsidiaries and associated undertakings.

These unaudited interim financial statements have been prepared solely to facilitate the directors to present information about this Company on a stand-alone basis for filing with the Company Registration Office and to record the Company’s profits available for distribution in its relevant financial statements in accordance with Companies Act 2014, for the purpose of its share repurchase programme. Except that the financial statements are not consolidated financial statements and do not contain all relevant information required under Company law in Ireland, they have been prepared under the historical cost convention, in accordance with the recognition and measurement requirements of International Financial Reporting Standards as adopted by the European Union and have set out below where advantage of FRS 101 disclosure exemptions have been taken.

The financial statements include the financial statements of the Company and its branches (Latvia, Lithuania and Poland). Inter branch transactions and balances have been eliminated in their preparation.

In these financial statements, the Company has adopted certain disclosure exemptions available under FRS 101. These include:

•a cash flow statement and related notes;
•disclosures in respect of the compensation of key management personnel;
•disclosures in respect of transactions with wholly owned subsidiaries;
•disclosures in respect of capital management;
•certain comparative information;
•certain disclosures regarding revenue;
•certain disclosures regarding leases and
•the effects of new but not yet effective IFRSs.

As the consolidated financial statements of ICON plc, which are prepared in accordance with Adopted IFRS include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following:

•Certain disclosures required by IFRS 13 Fair Value Measurement and the disclosures required by IFRS 7 Financial Instrument Disclosure;

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies (continued)

Basis of preparation (continued)

•Certain disclosures required by IAS 36 Impairment of Assets;
•Certain disclosures required by IFRS 2 Share-Based Payment;
•Certain disclosures required by IAS 24 Related Party Disclosures; and
•Certain disclosures required by the Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules.

New and amended standards adopted by the Company

    The following standards and interpretations became effective for the Company during the financial period but do not have a material effect on the results or financial position of the Company:

•Amendments to IAS 1 Presentation of Financial Statements - classification of liabilities as current or non-current and non-current liabilities with covenants.
•Amendments to IFRS 16 Leases - lease liability in a sale and leaseback.
•Amendments to IAS 7 Statement of Cashflows and IFRS 7 Financial Instrument Disclosures - supplier finance arrangements.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these financial statements.

Going concern

The directors, having made inquiries believe that the Company has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing the financial statements.

Revenue recognition

The Company earns revenue from contract research services provided in Ireland and recognises revenue as those services are provided. The Company’s revenue is a function of the group’s global transfer pricing model. ICON Clinical Research Limited acts as the group entrepreneur under the group’s global transfer pricing model given its role in the development and management of the group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the group’s global network. ICON Clinical Research Limited enters into the majority of the group’s customer contracts. ICON Clinical Research Limited remunerates the Company on the basis of a guaranteed cost plus mark up for the services it performs. The cost plus mark up for the Company is established to ensure that ICON Clinical Research Limited and the Company are involved in the conduct of services for customers and earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by the Company from these transactions.

Functional currency

These financial statements are presented in US Dollar (‘USD’), being the functional currency of the Company.The functional currency of the company changed from Euro to USD on 1 August 2015.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at fair value on initial recognition followed by amortised cost, which approximates fair value.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies (continued)

Accounts payable

Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Trade receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components. The amount of consideration that is unconditional approximates to fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

Foreign currency

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the reporting date. Foreign currency differences are generally recognised in profit or loss.

Taxation

The income tax expense comprises current and deferred tax. It is recognised in the profit and loss account except to the extent that it relates to items recognised in OCI or directly in equity, in which case it is recognised in OCI or directly in equity.

Current tax is the expected tax payable on the taxable income for the period using tax rates and laws that have been enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

The Company has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in scope of IAS 12. The Company has applied the temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.

A deferred tax asset is recognised to the extent that it is probable future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Dividend income

Dividend income is recognised when the right to receive payment is established.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies (continued)

Intangible assets – computer software

Intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Residual value is estimated to be zero. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	4-8

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful lives on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value.

The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Computer equipment	4-8
Office furniture and fixtures	8

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairment are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a re-valued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Right-of-use assets and liabilities

The Company determines if an arrangement is a lease at inception and recognises the rights and obligations on the Company’s financial position as right-of-use (ROU) assets with corresponding lease liabilities.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies (continued)

Right-of-use assets and liabilities (continued)

The right-of-use assets comprise the initial measurement of the corresponding lease liability, plus lease payments made at or before the commencement day and any initial direct costs, less any lease incentives received. They are subsequently measured at cost less accumulated depreciation and impairment losses. Right-of-use assets are depreciated over the lease term.

The right-of-use assets are presented as a separate line in the Company’s unaudited interim statement of financial position. The Company applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.

Lease liabilities are recognised based on the present value of future minimum lease payments over the lease term at commencement date or date of transition with the interest element of the finance lease charged to finance expense. As most of Company’s leases do not provide an implicit rate, the discount rate used is based on the Company’s incremental borrowing rate derived from the rate of traded corporate bonds available at the commencement date adjusted for country risk, liquidity and lease term.

Current lease liabilities are included in accrued and other liabilities in the Company’s unaudited interim statement of financial position and non-current lease liabilities are presented as a separate line. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less any accumulated impairment and are reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are re-purchased by the Company they are cancelled and the nominal value of the shares is transferred to other undenominated capital within equity.

Employee benefits

(a) Pension and other post-employment benefits

The Company operates a defined contribution pension plan. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

(b) Share-based payments

The Company operates a number of share-based payment plans the details of which are presented in note 9 Share-based Payments to the unaudited interim financial statements.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies (continued)

Employee benefits (continued)

Share-based payments comprise options to acquire ordinary shares in the Company, Restricted Share Units ('RSUs') and and Performance Share Units ('PSUs') in the form of ordinary share entitlements after a certain period of time. These are awarded to certain key employees and Directors of the Company based on service conditions such as term of employment and individual performance. The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSUs or PSUs. The fair value of options granted is measured using a model taking into account the terms and conditions upon which the options were granted.

The fair value of RSUs and PSUs is equal to the market price of a share at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.

The unaudited interim Statement of Profit and Loss of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company’s subsidiaries and are added to the carrying amount of those investments. Under an agreement, with certain subsidiaries, on the date of exercise the Company is paid an amount equal to the fair value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries.

The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a     movement in financial fixed assets (see note 12 Investment in subsidiaries).

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also include depreciation expense of the tangible assets and amortisation of intangible assets.

Finance income

Interest income is recognised in the Company’s statement of profit and loss as it accrues using the effective interest rate method and includes interest receivable on investments.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
1.    Significant accounting policies (continued)

Finance expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method and finance charges on leases.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of Company’s financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited interim financial statements and the reported amounts of revenues and expenses during the reported period.

We base our estimates and judgments on historical experience and on the other factors that we believe are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The principal management estimates and judgments used in preparing the unaudited interim financial statements relate to the recoverability of financial assets.

Where there are indicators of impairment of financial assets, the Company performs impairment tests based on fair value less costs to sell or a value in use calculation. The fair value less costs to sell calculation is based on available data from binding sales transactions in an arm’s length transaction on similar assets or observable market prices. The value in use calculation is based on a discounted cash flow model. The cash flows do not include restructuring activities that are not yet committed to or significant future investments that will enhance performance of the investments being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows and the growth rate used for extrapolation purposes.

2.    Revenue

The analyses of turnover by activity and geographical area is as follows:

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000
Activity
Clinical research income	40,544	55,037
Management services	8,720	9,676
	49,264	64,713

Geographical area
	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000

Ireland	8,720	9,676
Europe	40,544	55,037
	49,264	64,713

On 1 July 2023, ICON plc transferred the trade of its Italian branch to ICON Holdings Clinical Research International Limited. The branch had Revenue of $18.8 million for the year ended 31 December 2023.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements

3.    Income from shares in group undertakings

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000

Dividends received from group companies	681,247	-
	681,247	-

During the period ended 5 March 2025, the Company received dividends of $681.2 million from its subsidiary undertakings; ICON Clinical Global Holdings Unlimited Company ($677.7 million) and ICON Investments Five Unlimited Company ($3.5 million).

4.     Finance income

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000

Interest income	596	154
Interest income on loans to group undertakings	3,037	933
	3,633	1,087

5.     Finance expense

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000

Interest on lease liabilities	264	-
	264	-

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
6.     Payroll and related benefits

The aggregate payroll costs of employees of the Company for the period ended 5 March 2025 was as follows:

	Period ended 1 January 2024 to 5 March 2025	Year ended 31 December 2023
	$’000	$’000

Wages and salaries	35,214	43,999
Social security	4,108	7,000
Pension costs	2,006	2,598
Share-based payment	6,561	9,549
	47,889	63,146
Certain employees of the Company are eligible to participate in a defined contribution plan (the "plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 8% of the participant's annual compensation. The Company also makes contributions for Directors and Executive officers. Contributions to this plan are recorded as a remuneration expense in the unaudited interim statement of profit and loss. Contributions for the period ended 5 March 2025 and the year ended 31 December 2023 were $2.0 million and $2.6 million respectively.

The average number of employees, including executive Directors, employed by the Company for the period ended 5 March 2025 was as follows:

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	Number	Number

Administration	16	16
Clinical Research	468	713
	484	729

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
7.     Tax on profit / (loss) on ordinary activities

The components of the current and deferred tax expense for the period ended 5 March 2025 and 31 December 2023 were as follows:

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000
Current tax expense
Current year	11,227	906
Under / (over) provided in prior years	94	(45)
	11,321	861

Deferred tax credit
Origination and reversal of temporary differences	-	1
Over provided in prior years	(1)	(32)
	(1)	(31)

Total income tax expense	11,320	830

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to profit / (loss) before tax to the actual tax expense, is as follows:

	Period ended 1 January 2024	Year ended
	to 5 March 2025	31 December 2023
	$’000	$’000

Profit / (loss) before tax	676,070	(8,128)

Taxes at Irish standard tax rate of 12.5% (2023: 12.5%)	84,509	(1,016)

Effects of:
Global Minimum Tax	10,782	-
Non-taxable income and non-tax deductible expenses	1,404	1,246
Dividend income	(85,156)	-
Reversal of prior year under / (over) provision	94	(77)
Foreign and other income taxed at higher rates	526	521
Group relief (claimed) / surrendered	(829)	130
Other	(10)	26

Tax expense on profit / (loss) for the period / year	11,320	830

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
8.     Deferred tax asset

The net deferred tax asset at 5 March 2025 and 31 December 2023 was as follows:

	As at	Year ended
	5 March 2025	31 December 2023
	$’000	$’000

Deferred taxation assets
Accrued expenses and payments on account	374	387
Property, plant and equipment	14	12
	388	399

Deferred taxation assets	1 January 2024	Movement in period	5 March 2025
	$’000	$’000	$’000

Accrued expenses and payments on account	387	(13)	374
Property plant and equipment	12	2	14
	399	(11)	388

Deferred taxation assets	1 January 2023	Movement in period	31 December 2023
	$’000	$’000	$’000

Accrued expenses and payments on account	318	69	387
Property plant and equipment	11	1	12
	329	70	399

At 5 March 2025 and 31 December 2023 the Company had no operating loss carry forwards for income tax purposes. At 5 March 2025 the Company had an unrecognised deferred tax asset in respect of unutilised foreign tax credits carried forward of $7.9 million (2023: $8.8 million).

9.    Share-based payments

The Company operates a number of share-based payment plans in which employees of the ICON Group participate, including a number of share options plans and a restricted share unit plan, further details of which are set out in note 12 of the Group’s Annual Report for the year ended 31 December 2023, which is available publically and can be obtained at https://investor.iconplc.com/financials-filings/annual-reports.

Share options outstanding and exercisable at 5 March 2025 were as follows:

	Options Granted Under Plans	Weighted Average Exercise Price
Outstanding at 31 December 2023	902,806	$142.96
Granted	68,380	$325.51
Exercised	(347,891)	$116.41
Forfeited / expired	(38,616)	$238.07
Outstanding at 5 March 2025	584,679	$173.83

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
9.    Share-based payments (continued)

Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) outstanding at 5 March 2025 were as follows:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at 31 December 2023	105,256	$226.29	621,011	$218.27

Granted	48,626	$325.51	258,345	$313.41
Shares vested	(18,166)	$201.87	(139,313)	$228.71
Forfeit	(124,186)	$260.42	(117,940)	$241.67

Outstanding at 5 March 2025	11,530	$315.71	622,103	$251.01

The Company accounts for share-based awards in accordance with IFRS 2 Share-based Payments. The grant date fair value of these awards is calculated using the Black Scholes option pricing model and expensed to the income statement over the period the related service is received. Operating loss for the period ended 5 March 2025 is stated after charging $6.6 million in respect of share-based payments expense, representing the portion of the overall Group charge which relates to share-based awards granted to employees of the Company.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
10.    Property, plant and equipment

	Leasehold improvements	Computer equipment	Office furniture & fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2024	390	680	730	1,800
Additions	-	36	283	319
Disposals	-	(531)	-	(531)
Foreign currency movement	(19)	(16)	(30)	(65)
At 5 March 2025	371	169	983	1,523

Depreciation
At 1 January 2024	384	652	453	1,489
Charge for the period	-	24	123	147
Disposals	-	(531)	-	(531)
Foreign currency movement	(21)	(20)	(50)	(91)
At 5 March 2025	363	125	526	1,014

Net book value
At 5 March 2025	8	44	457	509
At 31 December 2023	6	28	277	311

	Leasehold improvements	Computer equipment	Office furniture & fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2023	353	630	903	1,886
Additions	9	29	217	255
Disposals	(10)	(45)	(460)	(515)
Foreign currency movement	38	66	70	174
At 31 December 2023	390	680	730	1,800

Depreciation
At 1 January 2023	348	621	641	1,610
Charge for the year	8	11	65	84
Disposals	(10)	(45)	(303)	(358)
Foreign currency movement	38	65	50	153
At 31 December 2023	384	652	453	1,489

Net book value
At 31 December 2023	6	28	277	311
At 31 December 2022	5	9	262	276

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
11.    Right-of-use assets

The Company has the following right-of-use assets:

	Premises	Total
	$’000	$’000
Depreciation charge for the period	615	615
Right-of-use assets at 5 March 2025	5,628	5,628
Depreciation charge for 2023	453	453
Right-of-use assets at 31 December 2023	16	16
Additions to right-of-use assets during the period ended 5 March 2025 were $6.4 million (2023: $0.04 million).

12.    Investment in subsidiaries

Investment in Subsidiary Undertakings
$’000
Cost:
At 1 January 2023	7,086,423
Additions	265,086
Redemptions	(105,936)
Share-based payment	41,832
Share subscription payment from subsidiary companies	(137,960)
At 31 December 2023	7,149,445

Additions	78,199
Redemptions	(127,375)
Share-based payments	44,295
Share subscription payment from subsidiary companies	(19,563)
At 5 March 2025	7,125,001

On 27 August 2024, ICON plc transferred its interest in ICON Clinical International Limited, with a carrying value of $127.4 million, to ICON Holdings Unlimited Company in exchange for a loan note amounting to $127.4 million. The transaction resulted in the Company recording no gain or loss on disposal of the investment.

On 1 July 2023, ICON plc transferred the trade of its Italian branch to ICON Holdings Clinical Research International Limited in exchange for the allotment and issuance of 9,214 ordinary shares of €1.00 each in the share capital of ICON Holdings Clinical Research International Limited, issued at a premium of €2,086.85 per share. The disposal of the trade has resulted in a gain of $13.5 million being recorded in Other Reserve in the Company Statement of Changes in Equity.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
12.    Investment in subsidiaries (continued)

On 26 July 2023, ICON plc subsequently contributed its interest in ICON Holdings Clinical Research International Limited to ICON Holdings Unlimited Company. The transaction resulted in ICON Holdings Clinical Research International Limited moving from a direct to indirect subsidiary and had no impact on the Company’s financial assets.

On 1 October 2023, ICON plc transferred its interest in ICON Japan, with a carrying value of $3.1 million, to PRA Health Sciences KK in exchange for a loan note amounting to $10.9 million. The transaction resulted in the Company recording a gain on disposal of $7.8 million in Other Reserve in the Company Statement of Changes in Equity.

13.    Other current assets

	As at	As at
	5 March 2025	31 December 2023
	$’000	$’000

Prepayments	16	407
Other receivables	641	906

	657	1,313

14.     Amounts due from / to subsidiary undertakings

	As at	As at
	5 March 2025	31 December 2023
	$’000	$’000

Amounts due from subsidiary undertakings	231,912	191,711

Amounts due to subsidiary undertakings	(3,744)	(798)

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts fall due within one year. No allowance for expected credit losses has been recorded as amounts are expected to be fully recovered.

15.     Accrued and other liabilities

	As at	As at
	5 March 2025	31 December 2023
	$’000	$’000

Current lease liabilities	574	16
Accruals and other liabilities	7,296	16,501

	7,870	16,517

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
16.     Share capital

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	As at	As at
	5 March 2025	31 December 2023
	$’000	$’000

Allotted, called up and fully paid
80,820,757 (31 December 2023: 82,495,086) ordinary shares of €0.06 each	6,589	6,699

	5 March 2025	31 December 2023
	$’000	$’000

Issued, fully paid share capital
At beginning of period / year	6,699	6,649
Employee share options exercised	23	35
Restricted share units / performance share units	9	15
Repurchase of ordinary shares	(142)	-

At end of period / year	6,589	6,699

Rights of Ordinary Shares

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the Board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote

Share issues

During the period ended 5 March 2025, 347,891 options were exercised by employees for total proceeds of $38.0 million. During the period ended 5 March 2025, 157,479 ordinary shares were issued in respect of certain PSU/RSU’s previously awarded by the Company.

During the year ended 31 December 2023, 535,705 options were exercised by employees at an average exercise price of $95.12 per share for total proceeds of $51.0 million. During the year ended 31 December 2023, 188,800 ordinary shares were issued in respect of certain RSUs and 47,026 ordinary shares were issued in respect of PSUs previously awarded by the Company.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
16.     Share capital (continued)

Share repurchase programme

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on 22 July 2016, which authorised the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This resolution has been renewed annually thereafter.

Under the buyback program, during the period ended 5 March 2025, 2,179,699 ordinary shares were redeemed by the Company for total consideration of $500.0 million.

On 18 February 2025, the Company's Board of Directors authorised an additional buyback program of up to $750.0 million of the outstanding ordinary shares of the Company. Along with unutilised amounts under the previous authorisations, this permits the Company to repurchase up to $1 billion worth of ordinary shares.

All ordinary shares that were redeemed under the buyback program were cancelled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required under Irish Company law.

Under the repurchase program, a broker purchased or may purchase the Company's shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was and may be in the future designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information or due to applicable insider trading laws or self-imposed trading blackout periods. The Company's instructions to the broker in such cases were or may in the future be irrevocable and the trading decisions in respect of the repurchase program were made or will be made independently of and uninfluenced by the Company. The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program. In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms. Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

17.     Capital and reserves

Merger reserve

On 1 July 2021, the Company completed the acquisition of PRA by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of the Company, merged with and into PRA, the parent of the PRA Health Sciences Group. Upon completion of the Merger, pursuant to the terms of the Merger Agreement, PRA became a wholly owned subsidiary of the Company. The transaction resulted in the issuance of 27,372,427 shares to the former stockholders of PRA. The Company issued these shares at the prevailing market price and recognised the premium of $5,656.2 million on issuance of these shares as a merger reserve as required under Irish Company Law.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
17.     Capital and reserves (continued)

Other undenominated capital

Other undenominated capital comprises the nominal value of shares repurchased and cancelled by the Company and transferred from share capital to other undenominated capital as required under Irish Company Law. During the period ended 5 March 2025, 2,179,699 ordinary shares were repurchased and cancelled by the Company (2023: nil).

Share-based payment reserve

The share-based payment reserve is used to account for share-based payments. Details of options, RSU's and PSU's granted under their respective plans and the terms attaching thereto are provided in note 9 to the financial statements.

Other reserve

In 2005 the Group recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chair of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

On 1 July 2023, ICON plc transferred the trade of its Italian branch to ICON Holdings Clinical Research International Limited in exchange for the allotment and issuance of 9,214 ordinary shares of €1.00 each in the share capital of ICON Holdings Clinical Research International Limited, issued at a premium of €2,086.85 per share. The disposal of the trade has resulted in a gain of $13.5 million being recorded in Other Reserve in the Company Statement of Changes in Equity.

On 1 October 2023, ICON plc transferred its interest in ICON Japan, with a carrying value of $3.1 million, to PRA Health Sciences KK in exchange for a loan note of amounting to $10.9 million. The transaction resulted in the Company recording a gain on disposal of $7.8 million in Other Reserve in the Company Statement of Changes in Equity.

Foreign currency reserve

The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Company.

Retained earnings

During the period ended 5 March 2025, the Company redeemed a total of 2,179,699 ordinary shares for total consideration of $500.0 million (2023: nil ordinary shares were repurchased by the Company).

18.    Related parties

The Company has availed of the exemption available in FRS 101 from disclosing details of transactions with the related parties within the ICON Group.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
19.    Non-current lease liabilities

Future minimum lease payments under non-cancelable leases as of 5 March 2025 were as follows:

Minimum rental payments
$’000
Due within 1 year	819
Due between 1 and 2 years	819
Due between 2 and 5 years	2,456
Due after 5 years	3,215

Total future minimum lease payments	7,309
Lease imputed interest	(1,156)
Total	6,153

20.     Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.
On 10 February 2025, a shareholder of the Company filed a purported class action litigation against the Company, its Chief Executive Officer and its former Chief Financial Officer in the United States District Court for the Eastern District of New York. The shareholder purports to bring claims on behalf of all purchasers of ordinary shares of the Company during the period 27 July 2023, through 23 October 2024, pursuant to Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, alleging misleading statements regarding the Company’s financial performance and future business prospects. The Company intends to defend the litigation vigorously.

21.     Financial instruments

The Company is exposed to various financial risks in the normal course of the business. The Company’s financial instruments typically comprise cash and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations. The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, foreign exchange risk and interest rate risk.

Credit risk

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance. An expected credit loss assessment was performed in respect of the receivables at 5 March 2025 and 31 December 2023. The identified impairment loss was immaterial.

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
21.     Financial instruments (continued)

Credit risk (continued)

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk in respect of the Company arises on balances due from group companies. As the ICON Group is financially sound and the subsidiary entities that the Company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity risk arises from the repayment of short-term debt and other obligations as they fall due. The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due.
The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial period end date to the contractual maturity date:

    At 5 March 2025:

	Carrying Amount	Contractual Cashflows	Under 1 year	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	87	87	87	-	-	-
Lease liability	6,153	7,309	819	819	2,456	3,215
Accruals and other liabilities	7,296	7,296	7,296	-	-	-
	13,536	14,692	8,202	819	2,456	3,215

At 31 December 2023

	Carrying Amount	Contractual Cashflows	Under 1 year	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	269	269	269	-	-	-
Lease liability	16	16	16	-	-	-
Accruals and other liabilities	16,501	16,501	16,501	-	-	-
	16,786	16,786	16,786	-	-	-

ICON plc (unaudited non-consolidated non-statutory interim financial statements)

Notes
Forming part of the unaudited interim financial statements
21.     Financial instruments (continued)

Foreign currency risk

While the functional currency of the Company is USD, the functional currency of the branches is Euro. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar. At 5 March 2025 the Company had $Nil US dollar denominated bank loans (2023: $Nil).

Interest rate risk

The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in required currencies at both fixed and floating interest rates. In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available having regard to current market rates and future trends. The Company has no external borrowings.

Fair Values

Financial instruments are measured in the Unaudited Interim Statement of Financial Position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values of amounts due from subsidiary undertakings, cash and cash equivalents, other current assets, accounts payable and accruals and other liabilities are carried at amortised cost and assumed to be approximate to their fair values due to the short-term nature of these balances.

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts are therefore recorded as due within one year. Fair value is deemed to equal carrying value on this basis.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

22.    Group relationships and controlling parties

The Company is a public limited company incorporated in the Republic of Ireland. The Company’s ordinary shares are traded on the NASDAQ market. The Company prepares annual consolidated financial statements for itself and its subsidiary undertakings. These consolidated financial statements may be obtained from the Company’s website www.iconplc.com.

23.    Subsequent events

There have been no material events since the balance sheet date requiring disclosure in these financial statements.

24.     Approval of financial statements

The unaudited interim financial statements were approved on 10 March 2025.